Exhibit 1

HUSKY ENERGY INC.

RENEWAL ANNUAL INFORMATION FORM
For the Year Ended December 31, 2002

March 26, 2003

ABBREVIATIONS

As used in this Annual Information Form, the following terms have the meanings indicated:

API	- American Petroleum Institute
bbl	- barrel
bbls	- barrels
mbbls	- thousand barrels
mmbbls	- million barrels
mcf	- thousand cubic feet
mmcf	- million cubic feet
bcf	- billion cubic feet
mcfge	- thousand cubic feet of gas equivalent
mlt	- thousand long tons
NGL	- natural gas liquids
boe	- barrels of oil equivalent
boe/day	- barrels of oil equivalent per day
bbls/day	- barrels per day
mbbls/day	- thousand barrels per day
mmcf/day	- million cubic feet per day
lt/day	- long tons per day
mlt/day	- thousand long tons per day
MW	- megawatts

Unless otherwise noted, gross reserves or gross production are reserves or production attributable to Husky’s interest prior to deduction of royalties; net reserves or net production are reserves or production net of such royalties. Gross or net production reported refers to sales volume, unless otherwise indicated. Natural gas volumes are converted to a boe basis using the ratio of six mcf of natural gas to one bbl of oil and natural gas liquids. Natural gas volumes are stated at the official temperature and pressure basis of the area in which the reserves are located.

HUSKY ENERGY INC.

Husky Energy Inc. (“Husky Energy”) was incorporated under the Business Corporations Act (Alberta) on June 21, 2000. From the date of its incorporation until August 25, 2000, Husky Energy did not carry on any business. On August 25, 2000, Husky Energy was a party to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) pursuant to which Husky Oil Limited (“Husky Oil”), Husky Oil Operations Limited (a subsidiary of Husky Oil) and Renaissance Energy Ltd. (“Renaissance”) were amalgamated under the Business Corporations Act (Alberta) and continued as one corporation under the name “Husky Oil Operations Limited” (“HOOL”) and the securityholders of Renaissance and Husky Oil exchanged their securities for securities of Husky Energy. Under the Arrangement, Husky Energy acquired 100% of the common shares of HOOL.

Husky Energy has its registered office and its head and principal office at 707 - 8th Avenue S.W., P.O. Box 6525, Station D, Calgary, Alberta, T2P 3G7.

In this Annual Information Form the term “Husky” or “the Company” means Husky Energy and its subsidiaries and partnership interests on a consolidated basis including information with respect to predecessor corporations.

SUBSIDIARIES OF HUSKY

The principal subsidiaries of Husky and place of incorporation, continuance or place of organization, as the case may be, are as follows. All of the following companies are directly or indirectly 100% owned.

Name	Jurisdiction

Subsidiaries of Husky Energy Inc.
Husky Oil Operations Limited	Nova Scotia
Subsidiaries of Husky Oil Operations Limited
Husky Oil Limited	Canada
Husky Energy Marketing Inc.	Alberta
Husky (U.S.A.) Inc.	Delaware
HOI Resources Co.	Nova Scotia
Husky Energy International Sulphur Corporation	Alberta
147212 Canada Ltd.	Canada
Subsidiaries of Husky (U.S.A.) Inc.
Husky Gas Marketing Inc.	Delaware
Subsidiaries of HOI Resources Co.
Husky Energy International Corporation	Alberta

Name	Jurisdiction

Subsidiaries of Husky Energy International Corporation
Husky Oil China Ltd.	Alberta
Husky Oil (Madura) Ltd.	Alberta
Husky Oil Overseas Ltd.	Alberta

HISTORY AND DEVELOPMENT OF HUSKY

The following describes the development of Husky’s business over the last three years.

Effective January 1, 2000, Husky exchanged interests in the Terra Nova oil field and White Rose oil field, located in the Jeanne d’Arc basin off the east coast of Newfoundland, for producing properties in Alberta. Under the terms of the agreement Husky acquired working interests in the Valhalla and Wapiti fields which produce crude oil, natural gas liquids and natural gas. The properties are located in West Central Alberta near Grande Prairie. In exchange Husky gave up a 4.99% interest in the Terra Nova field and 10% of the White Rose field. Husky retained 12.51% of Terra Nova and 72.5% of White Rose. Terra Nova commenced production in January 2002 and the White Rose development project was sanctioned in March 2002.

In May 2000, Husky redeemed U.S. $71 million (Cdn. $104 million as at that date) of its 8.45% Senior Secured Bonds as a result of the reduction of the ownership interest in the Terra Nova oil field. The amount of the redemption coincided with the reduction of Husky’s interest from 17.5% to 12.51%.

On June 18, 2000, Husky Oil and Renaissance entered into an agreement that contemplated the merger of Renaissance and Husky Oil pursuant to a plan of arrangement under the provisions of the Business Corporations Act (Alberta). Renaissance was a publicly listed senior oil and gas exploration and development company conducting operations primarily in Western Canada. Pursuant to the arrangement, shareholders of Renaissance received one common share of Husky and a cash payment of $2.50 per share as well as the right to participate in a buyback of approximately 18% of the common shares of Renaissance by shareholders of Husky Oil. Former shareholders of Husky Oil received approximately 71.7% of the common shares of Husky and former shareholders of Renaissance received approximately 28.3% of the common shares of Husky. Pursuant to the arrangement, Husky Oil, Renaissance and Husky Oil Operations Limited amalgamated to form HOOL. Also pursuant to the arrangement, Husky disposed of certain non-energy related assets to the former shareholders of Husky Oil. The arrangement was completed on August 25, 2000 and Husky’s common shares commenced trading on the Toronto Stock Exchange on August 28, 2000.

In July 2000, Husky Oil repaid U.S. $116 million of its 10.6% senior notes to retire the issue. The repayment was funded under Husky Oil’s syndicated credit facility.

On October 13, 2000, Husky Oil China Ltd., a subsidiary of Husky signed a petroleum contract with the China National Offshore Oil Corporation (“CNOOC”) to develop two high quality oilfields in the South China Sea. The Wenchang 13-1 and 13-2 fields are located in the western Pearl River Mouth Basin, approximately 300 kilometres south of Hong Kong and 136 kilometres east of Hainan Island. Husky holds a 40% interest in these fields. At December 31, 2002, Husky’s share of gross proved reserves was 30.1 mmbbls of light crude oil.

In December 2000, Husky expanded its acreage position offshore Newfoundland with the acquisition of a 100% working interest in the Grand Bank (339 square kilometres) and Gros Morne (201 square kilometres) Exploration Licenses south and west of the White Rose

Significant Discovery Area. The Grand Bank and Gros Morne Exploration Licenses form a large contiguous exploration area with the Trepassey (100% working interest) and North Amethyst (70% working interest) blocks and the White Rose Significant Discovery Area.

In December 2000, Husky acquired two Exploration Licenses comprising 1,087,000 acres in the South Whale Basin, a new exploration area on the southern Grand Banks. The regional setting of the South Whale Basin is similar to that of the proven hydrocarbon-bearing Jeanne d’Arc and Sable Basins.

In late 2000, Husky acquired a 50% working interest in an adjacent lease to the north of its Kearl lease in east central Alberta where Husky held a 51% working interest.

In January 2001, Husky amended and restated its Canadian syndicated $1 billion bank facility.

On July 4, 2001, Husky acquired all of the outstanding Class A Common Shares and Class B Common Shares of Avid Oil & Gas Ltd. (“Avid”), which it did not already own, pursuant to an offer to purchase dated March 23, 2001. The acquisition of Avid was completed pursuant to a Pre-Acquisition Agreement which provided for the acquisition of the Class A Common Shares of Avid at a price of $5.85 per share and the Class B Common Shares of Avid at a price of $10.00 per share for a total consideration of approximately $82.6 million. Husky had previously owned approximately 38% of the Class A Common Shares of Avid as a result of the acquisition of Renaissance in August 2000.

By December 2001 the White Rose project had received government sanction from the Canada-Newfoundland Offshore Petroleum Board and the Provincial and Federal governments. In March 2002, Husky and its co-venturer announced that they had decided to proceed with the development of the White Rose oil field.

The Terra Nova development project commenced production in January 2002. This project was the first Grand Banks field to be developed with a floating production, storage and offloading system. The first well in the Far East block was successfully drilled in 2001. Husky’s share of production from Terra Nova averaged 13,200 barrels of oil per day in 2002.

In June 2002, Husky issued U.S. $400 million of 6.25% senior notes due June 15, 2012. The notes were sold at a price of 99.545% per note to yield 6.312%. The notes were issued under a U.S. $1 billion base shelf prospectus dated June 6, 2002. The proceeds were used to repay existing bank indebtedness and for general corporate purposes.

On July 7, 2002, the Wenchang oil fields, 13-1 and 13-2, produced first oil. The oil fields produce light crude oil similar to the benchmark Minas blend from two production platforms into a floating production, storage and offloading vessel stationed between the two fields.

In September 2002, Husky signed contracts for two exploration leases in the South China Sea. The 23/15 lease comprises 1,327 square kilometres and the 23/20 lease comprises 1,543 square kilometres. The contracts require one well to be drilled on each lease within three years.

In November 2002, Husky announced a significant discovery of natural gas at Shackleton, Saskatchewan. The Company announced that development of the Shackleton area could add 250 bcf to proved reserves within two to three years. Husky held more than 400 sections of land comprising 300,000 acres in this area at year-end.

In December 2002, Husky signed a contract for the 40/30 exploration block in the South China Sea. The block comprises approximately 6,704 square kilometres and the contract requires one well to be drilled within three years.

In December 2002, Husky swapped, with its co-venturer, its working interest in the mining portion of its Kearl oil sands property for its co-venturer’s interest in the in-situ portion of the property. As a result Husky now holds 100% working interest in 16,000 acres of lands with in-situ potential.

BUSINESS OF HUSKY

Husky is a publicly held integrated energy and energy related company headquartered in Calgary, Alberta. Husky’s operations include the exploration for and development of crude oil and natural gas properties, as well as the production, purchase, transportation, storage and marketing of crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, and the upgrading and refining of crude oil and marketing of refined petroleum products, including gasoline, diesel, alternative fuels and asphalt products.

Upstream Business

Husky’s portfolio of assets includes properties that produce light, medium and heavy gravity crude oil, NGL, natural gas and sulphur. As operator of the majority of its properties Husky exercises a high degree of control in its upstream operations. Husky has significant production, gathering and processing facilities throughout the Western Canada Sedimentary Basin. In the Lloydminster heavy oil prone area Husky has a well established position with extensive and concentrated landholdings, producing, gathering and processing facilities as well as heavy crude oil pipeline, upgrading and refining facilities.

At December 31, 2002, Husky was the operator of properties which accounted for approximately 87% of its total working interest production in Western Canada. Husky’s undeveloped landholdings in the Western Canada Sedimentary Basin totalled 7.2 million net acres at December 31, 2002.

In the foothills deep basin areas in Alberta Husky operates the Ram River gas plant and has interests in properties that feed the plant including: Blackstone, Ricinus, Limestone, Clearwater, Benjamin, Brown Creek and Stolberg. Husky also has an interest in the Caroline gas plant and field. Further north Husky has interests in the Valhalla and Wapiti crude oil and natural gas fields near Grand Prairie and properties in the Edson area. In north-eastern British Columbia, Husky holds natural gas interests in the Sikanni and Federal area as well as Boundary Lake.

In the plains region of north-west Alberta Husky operates the Rainbow Lake Plant, miscible floods and properties in surrounding areas. Husky has extensive interests in the Peace River Arch, Boyer, Sloat Creek, Marten Hills, Cherpeta and Simons Lake areas. In the east central region of Alberta Husky has extensive property holdings east of Calgary and around Red Deer and Edmonton including major properties at Hussar and Provost.

In southern Alberta and Saskatchewan Husky has extensive property holdings around Taber, Brooks, Jenner and Suffield in southern Alberta and primarily throughout south-western Saskatchewan at Shackleton, Cantaur, Fosterton and Carnduff.

Husky has extensive experience in development, production, transportation and upgrading of heavy crude oil. Husky also has considerable experience and expertise in enhanced recovery of crude oil and horizontal drilling, as well as in natural gas exploration in the foothills along the Canadian Rocky Mountains.

On the east coast of Canada Husky holds a 12.51% working interest in the Terra Nova oil field, which began producing light crude oil in January 2002, and a 72.5% working interest in the White Rose oil field, which was sanctioned in March 2002 and is currently under development.

First oil at the White Rose oil field is currently expected prior to the end of 2005. Husky also holds interests in several exploration and significant discovery licenses in the Jeanne d’Arc Basin.

Husky holds a 40% working interest in the Wenchang oil fields located offshore in the South China Sea. Production at the Wenchang oil fields began in July 2002. Husky also holds interests in several exploration blocks in the South China Sea

Midstream Business

Husky’s midstream operations include upgrading of heavy crude oil feedstock into synthetic crude oil, pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas, and cogeneration of electrical and thermal energy, and marketing of Husky’s and third party produced crude oil, natural gas, natural gas liquids, sulphur and petroleum coke.

Refined Products Business

Husky’s refined products operations include refining of heavy and light crude oil, marketing of refined petroleum products, including asphalt and alternate fuels, and processing of grain primarily for ethanol production. Husky sells and distributes transportation fuels including ethanol blended fuels through 571 independently operated Husky and Mohawk branded petroleum outlets, including service stations, truck stops and bulk distribution facilities located from the west coast of Canada to the eastern border of Ontario, some of which include 24 hour restaurants, convenience stores, service bays, car washes, fast food sales, bank machines and propane sales.

Upstream Operations

Production

The following table shows Husky’s average gross and net daily production of crude oil and NGL and natural gas for the periods indicated.

	Three Months Ended

	Total	Dec. 31,	Sept. 30,	June 30,	March 31,
	2002	2002	2002	2002	2002

Crude Oil			(mbbls/day)
Light and medium crude oil and NGL(1)	125.9	137.8	131.4	116.6	117.5
Lloydminster heavy crude oil(1)	79.4	83.9	80.0	76.9	76.9

Total Gross(2)	205.3	221.7	211.4	193.5	194.4

Net(2)	179.3	190.5	180.7	171.2	174.9

Natural Gas			(mmcf/day)
Gross(2)	569.2	577.4	561.6	571.8	566.0

Net(2)	426.6	435.0	423.7	422.6	424.9

Notes:

(1)	Light and medium crude oil includes crude oil that is 20° API gravity or higher, as well as NGL. Heavy crude oil includes crude oil that is lower than 20° API gravity in the Lloydminster area.

(2)	Gross volumes are Husky’s lessor royalty, overriding royalty and working interest share of production before deduction of royalties. Net volumes are Husky’s gross volumes, less royalties.

Production, continued

	Three Months Ended

	Total	Dec. 31,	Sept. 30,	June 30,	March 31,
	2001	2001	2001	2001	2001

Crude Oil			(mbbls/day)
Light and medium crude oil and NGL(1)	112.0	111.3	112.7	108.6	115.5
Lloydminster heavy crude oil(1)	65.4	75.0	69.1	60.3	56.9

Total Gross(2)	177.4	186.3	181.8	168.9	172.4

Net(2)	154.1	164.4	155.1	147.6	149.3

Natural Gas			(mmcf/day)
Gross(2)	572.6	568.7	567.1	570.8	584.0

Net(2)	417.8	427.1	426.0	385.0	433.0

Notes:

(1)	Light and medium crude oil includes crude oil that is 20° API gravity or higher, as well as NGL. Heavy crude oil includes crude oil that is lower than 20° API gravity in the Lloydminster area.

(2)	Gross volumes are Husky’s lessor royalty, overriding royalty and working interest share of production before deduction of royalties. Net volumes are Husky’s gross volumes, less royalties.

Capital Expenditures

The following table shows the dollar amounts expended by the Company on property acquisitions, exploration and development for the periods indicated.

	Three Months Ended

($ millions)	Total 2002	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002

Property acquisitions	$108	$50	$24	$21	$13
Exploration (including drilling)	286	76	58	20	132
Development (including facilities)	1,173	306	318	291	258

	$1,567	$432	$400	$332	$403

	Three Months Ended

	Total	Dec. 31,	Sept. 30,	June 30,	March 31,
	2001	2001	2001	2001	2001

Property acquisitions(1)	$177	$38	$112	$19	$8
Exploration (including drilling)	267	69	49	65	84
Development (including facilities)	873	246	226	174	227

	$1,317	$353	$387	$258	$319

Note:

(1)	Does not include the acquisition of Titanium Oil & Gas Ltd. and Avid Oil & Gas Ltd.

Sales Prices and Lifting Costs

     The following table shows the Company’s average sales prices, before and after the effect of production hedging, and royalties, for light and medium crude oil and NGL, Lloydminster heavy crude oil and natural gas and average lifting costs on a boe basis for the periods indicated.

		Three Months Ended

		Total	Dec. 31,	Sept. 30,	June 30,	March 31,
		2002	2002	2002 2002	2002	2002

Before the effect of hedging
Light and medium crude oil and NGL (1)	($/bbl)	$33.16	$35.99	$36.72	$32.42	$26.17
Lloydminster heavy crude oil	($/bbl)	$26.09	$25.47	$30.94	$27.02	$20.68
Natural gas	($/mcf)	$3.83	$4.76	$3.42	$3.98	$3.10
Realized prices (after the effect of hedging)
Light and medium crude oil and NGL(1)	($/bbl)	$33.28	$36.64	$36.72	$32.42	$26.17
Lloydminster heavy crude oil	($/bbl)	$26.09	$25.47	$30.94	$27.02	$20.68
Natural gas	($/mcf)	$3.83	$4.76	$3.42	$3.98	$3.10
Royalties
Light and medium crude oil and NGL(1)	($/bbl)	$4.87	$5.26	$5.42	$4.99	$3.65
Lloydminster heavy crude oil	($/bbl)	$3.08	$3.90	$4.17	$2.48	$1.60
Natural gas	($/mcf)	$0.70	$0.90	$0.55	$0.85	$0.50

		Three Months Ended

		Total	Dec. 31,	Sept. 30,	June 30,	March 31,
		2001	2001	2001	2001	2001

Before the effect of hedging
Light and medium crude oil and NGL(1)	($/bbl)	$27.19	$19.44	$31.74	$28.86	$28.72
Lloydminster heavy crude oil	($/bbl)	$15.85	$10.44	$23.65	$15.52	$13.81
Natural gas	($/mcf)	$5.47	$3.01	$3.25	$6.57	$9.05
Realized prices (after the effect of hedging)
Light and medium crude oil and NGL(1)	($/bbl)	$27.19	$19.44	$31.74	$28.86	$28.72
Lloydminster heavy crude oil	($/bbl)	$15.85	$10.44	$23.65	$15.52	$13.81
Natural gas	($/mcf)	$5.47	$3.01	$3.25	$6.57	$9.05
Royalties
Light and medium crude oil and NGL(1)	($/bbl)	$5.17	$3.64	$6.26	$5.33	$5.45
Lloydminster heavy oil	($/bbl)	$1.25	$0.08	$2.33	$1.31	$1.42
Natural gas	($/mcf)	$1.25	$0.59	$0.61	$2.02	$2.26

Note:

(1)	Light and medium crude oil includes crude oil that is 20[o] API gravity or higher, as well as NGL. Heavy crude oil includes crude oil that is lower than 20[o] API gravity in the Lloydminster area.

Oil and Gas Netbacks(1)

The following table shows the Company’s average netback for operations classified as light and medium crude oil operations, Lloydminster heavy crude oil operations and natural gas operations for the periods indicated. The classification is based on the oil/gas ratio. The prior year netbacks have been restated to reflect current year classification of certain wellhead and mineral taxes as royalties instead of operating costs.

		Three Months Ended

		Total	Dec. 31,	Sept. 30,	June 30,	March 31,
		2002	2002	2002	2002	2002

Light and medium crude oil	($/boe)
Sales revenue		$33.02	$36.13	$36.18	$32.33	$26.08
Royalties		4.47	4.73	5.09	4.63	3.28
Operating costs		7.35	7.11	7.35	7.30	7.61
G&A		0.41	0.41	0.53	0.30	0.38

Netback		$20.79	$23.88	$23.21	$20.10	$14.81

Lloydminster heavy crude oil	($/boe)
Sales revenue		$26.02	$25.50	$30.82	$27.00	$20.47
Royalties		2.97	3.79	4.05	2.25	1.59
Operating costs		7.03	8.49	6.14	6.94	6.42
G&A		0.41	0.41	0.53	0.30	0.38

Netback		$15.61	$12.81	$20.10	$17.51	$12.08

Natural gas	($/mcfge)
Sales revenue		$3.96	$4.98	$3.60	$4.05	$3.19
Royalties		0.82	1.05	0.65	0.95	0.59
Operating costs		0.70	0.75	0.76	0.71	0.57
G&A		0.07	0.07	0.09	0.05	0.06

Netback		$2.37	$3.11	$2.10	$2.34	$1.97

Total Company Netbacks	($/boe)
Sales revenue		$28.17	$31.35	$30.31	$28.21	$22.25
Royalties		4.20	4.98	4.45	4.35	2.90
Operating costs		6.24	6.66	6.19	6.19	5.88
G&A		0.41	0.41	0.53	0.30	0.38

Netback		$17.32	$19.30	$19.14	$17.37	$13.09

		Three Months Ended

		Total	Dec. 31,	Sept. 30,	June 30,	March 31,
		2001	2001	2001	2001	2001

Light and medium crude oil	($/boe)
Sales revenue		$27.42	$19.18	$31.57	$29.51	$29.70
Royalties		4.87	3.33	5.99	5.00	5.32
Operating costs		7.47	8.42	7.55	7.50	6.29
G&A )		0.42	0.50	0.51	0.42	0.25

Netback		$14.66	$6.93	$17.52	$16.59	$17.84

Lloydminster heavy crude oil	($/boe)
Sales revenue		$16.00	$10.48	$23.63	$15.73	$14.27
Royalties		1.27	0.11	2.29	1.54	1.27
Operating costs		7.60	7.08	7.30	8.11	8.13
G&A		0.42	0.50	0.51	0.42	0.25

Netback		$6.71	$2.79	$13.53	$5.66	$4.62

		Three Months Ended

		Total	Dec. 31,	Sept. 30,	June 30,	March 31,
		2001	2001	2001	2001	2001

Natural gas	($/mcfge)
Sales revenue		$5.39	$3.06	$3.34	$6.42	$8.75
Royalties		1.30	0.65	0.69	1.57	2.27
Operating costs		0.58	0.67	0.66	0.57	0.43
G&A		0.07	0.08	0.09	0.07	0.04

Netback		$3.44	$1.66	$1.90	$4.21	$6.01

Total Company Netbacks	($/boe)
Sales revenue		$26.42	$16.55	$25.50	$29.59	$34.80
Royalties		5.04	2.67	4.38	5.78	7.52
Operating costs		6.08	6.54	6.24	6.19	5.31
G&A		0.42	0.50	0.51	0.42	0.25

Netback		$14.88	$6.84	$14.37	$17.20	$21.72

Note:

(1)	Netbacks reflect the results of operations for leases classified as oil or natural gas. Co-products, such as natural gas produced at an oil property or natural gas liquids produced at a natural gas property, have been converted to equivalent units of oil or natural gas depending on the lease classification.

Producing Wells

The following table presents the number of wells that were producing or capable of producing at December 31, 2002 in which Husky held a working interest.

	Oil Wells		Natural Gas		Total

As at December 31, 2002	Gross(1)(2)	Net(1)	Gross(1)(2)	Net(1)	Gross(1)	Net(1)

Canada
Alberta	5,129	3,491	4,382	2,128	9,511	5,619
Saskatchewan	4,568	3,276	479	261	5,047	3,537
British Columbia	200	56	27	11	227	67
Manitoba	3	1			3	1
Newfoundland	6	1			6	1

	9,906	6,825	4,888	2,400	14,794	9,225

International
China	21	8			21	8
Libya	2	1			2	1

	23	9			23	9

	9,929	6,834	4,888	2,400	14,817	9,234

Notes:

(1)	The number of gross wells is the total number of wells in which Husky owns a working interest. The number of net wells is the sum of the fractional interests owned in the gross wells.

(2)	Includes 197 gross oil wells and 278 gross natural gas wells which were completed in two or more formations and from which the production is not commingled. For the purposes of this table multiple completions are counted as single wells. Where one of the completions in a given well is an oil completion, the well is classified as an oil well.

Drilling Activity

Husky’s gross and net exploratory and development drilling activities in Western Canada for the years ended December 31, 2002 and 2001 are set forth on page 48 of Husky’s 2002 Annual Report and is incorporated herein by reference.

Reserves

Husky’s oil and gas reserves as of December 31, 2002 are based on constant prices and costs as prepared internally by Husky’s engineers. Husky uses a formalized process for determining, approving and booking reserves. This process provides for all reserves evaluation to be done on a consistent basis using established definitions and guidelines. Approval of any significant reserve additions and changes requires review by an internal panel of qualified technical experts.

The Company’s engineers determined Husky’s oil and gas reserves as of December 31, 2002 and approximately 65% of the Company’s proved oil and gas reserves were reviewed by McDaniel and Associates Consultants Ltd. In the opinion of McDaniel and Associates Consultants Ltd. the properties included in the review were determined in accordance with generally accepted reserves determination methods and in sufficient detail to provide confident estimates of proved reserves for the aggregate reserves reviewed. McDaniel and Associates Consultants Ltd. further indicated that their reserves estimates for the aggregate of the properties included in the review were approximately 10% lower than Husky’s reserves estimates for the same properties.

The following table presents Husky’s proved producing, proved non-producing and probable reserves and associated future net cash flows as at December 31, 2002. Future net revenues, based on constant prices and costs, are presented net of royalties, operating costs and future development costs and prior to deductions for overhead, interest and income tax charges. Estimated future net revenues based on constant prices and costs assume continuation of year end economic conditions including market demand and government policy, which are subject to uncertainty and may differ materially in the future. It should not be assumed that the discounted value of estimated future net reserves is representative of the fair market value of the reserves.

	Crude oil		Natural
	& NGL		Gas		Future Net Cash Flows Before Tax(3)(4)
	(mmbbls)		(bcf)		($ millions)

	Gross(1)	Net(1)	Gross(1)	Net(1)	Undiscounted	10%	15%

Proved producing(2)	422.5	374.0	1,297.1	1,063.0	$14,961	$8,848	$7,635
Proved non-producing(2)	146.7	126.8	797.4	649.7	5,850	2,998	2,338

Proved(2)	569.2	500.8	2,094.5	1,712.7	20,811	11,846	9,973
Probable(2)	452.2	403.4	402.8	321.3	11,420	5,321	3,925

Total	1,021.4	904.2	2,497.3	2,034.0	$32,231	$17,167	$13,898

Notes:

(1)	Gross reserves are Husky’s lessor royalty, overriding royalty and working interest share of reserves, before deduction of royalties. Net reserves are gross reserves, less royalties.

(2)	These reserve categories have the same meanings as those set out in National Policy Statement #2B.

(3)	The discounted future net cash flows at December 31, 2002 were based on the year-end spot NYMEX natural gas price of U.S. $4.60/mmbtu and on a spot WTI crude oil price of U.S. $31.21/bbl.

(4)	Future Capital Costs
	($ millions undiscounted)	Total	2003	2004

	Proved developed	$450	$85	$38
	Proved undeveloped	837	272	165

		1,287	357	203
	Probable	2,196	587	545

		$3,483	$944	$748

Future capital costs include estimated development capital expenditures necessary to gain access to proved undeveloped reserves and probable reserves as well as estimated capital expenditures necessary to maintain production of proved developed reserves.

Reserve Reconciliation

Reconciliation of the gross reserves and net reserves of Husky are set forth on pages 94 and 91, respectively, of Husky’s 2002 Annual Report and are incorporated herein by reference.

Reserves and Production by Principal Area

Husky’s estimate of its proved reserves by area as of December 31, 2002 and daily average production of crude oil, NGL and natural gas by area are as follows:

Light/Medium Crude Oil and NGL

	Proved Reserves	Production
	(mmbbls)	(mbbls/day)

Canada
Western Canada
British Columbia and Foothills
Alberta and BC Plains area	31.3	7.8
Foothills Deep Gas area	23.3	7.3
Ram River area	3.1	0.7
Northwest Alberta Plains
Rainbow Lake area	85.1	8.8
Peace River Arch area	10.8	3.8
East Central Alberta
Provost area	41.5	24.9
North area	1.5	0.8
South area	5.6	3.2
Southern Alberta and Saskatchewan
South Alberta area	24.5	16.8
South Saskatchewan area	76.3	21.3
Lloydminster Area
Wainwright/Wildmere area	16.5	4.5
Other	0.9	0.3

	320.4	100.2
East Coast Canada	31.0	13.2

	351.4	113.4
International
China	30.1	12.2
Indonesia	6.4
Libya	0.6	0.3

	388.5	125.9

Lloydminster Heavy Crude Oil
Lloydminster area
Primary production	115.1	68.4
Thermal production	65.6	11.0

	180.7	79.4

	569.2	205.3

Natural Gas

	Proved Reserves	Production
Western Canada	(bcf)	(mmcf/day)

British Columbia and Foothills
Alberta and BC Plains area	108.9	32.4
Foothills Deep Gas area	230.7	97.3
Ram River area	256.7	66.9
Northwest Alberta Plains
Rainbow Lake area	248.8	16.9
Northern Alberta area	489.8	133.4
East Central Alberta
Provost area	51.2	13.3
North area	137.1	58.7
South area	146.0	61.1
Southern Alberta and Saskatchewan
South Alberta area	31.4	15.8
South Saskatchewan area	147.7	21.9
Lloydminster Area	87.6	44.3
Other	15.7	7.2

	1,951.6	569.2

International
Indonesia	142.9	—

	2,094.5	569.2

Landholdings

Husky’s undeveloped acreage as at December 31, 2002 is set forth on page 48 of Husky’s 2002 Annual Report and is incorporated herein by reference. Husky’s developed acreage as at December 31, 2002 is summarized below:

	Developed Acreage

	Gross	Net

	(thousands of acres)
Western Canada
Alberta	2,863	2,443
Saskatchewan	523	465
British Columbia	101	63
Manitoba	1	1

	3,488	2,972
Eastern Canada	35	4

	3,523	2,976
China	17	7
Libya	7	2

	3,547	2,985

Description of Major Properties and Facilities

Husky’s portfolio of producing assets in Western Canada include properties that produce light, medium and heavy gravity crude oil, NGL, natural gas and sulphur. Husky’s upstream strategy in Western Canada in recent years has been to further delineate and exploit its core producing areas and to increase its interest in such areas through selective asset acquisitions, divestitures and trades. Husky believes that it can benefit from both operating efficiencies and increased control over the development strategy and the pace of capital investment in these areas.

Husky assembled a cost management team in order to continue to focus on operating cost management and production optimization efforts. A group of experienced engineering and operating staff work with the business unit and field teams to identify and quantify opportunities to reduce costs and improve reliability and increase efficiency of core assets. Once this multi-discipline team has evaluated and prioritized opportunities, projects are returned to the business unit for approval and execution. As the cost management team reviews more assets, it will be able to pass on best practices to other operating areas.

LLOYDMINSTER HEAVY OIL AND GAS

Husky’s heavy oil assets are concentrated in a large producing area covering more than 14,800 square kilometres in the Lloydminster area in the provinces of Saskatchewan and Alberta. Approximately 80% of Husky’s proved reserves in the region are contained in the heavy crude oil producing fields of Pikes Peak, Edam, Tangleflags, Celtic, Bolney, Westhazel, Big Gully, Hillmond, Mervin, Marwayne, Lashburn, Baldwinton and Rush Lake, and in the medium gravity crude oil producing fields of Wildmere and Wainwright. These fields contain extensive accumulations of heavy crude oil at relatively shallow depths. Husky maintains a land position of approximately 1.5 million net acres in the Lloydminster area, of which approximately two-thirds is undeveloped.

Husky currently produces from oil and gas wells ranging in depth from 455 to 700 metres and holds a 100% working interest in the majority of these wells. Husky produces heavy oil from the Lloydminster area using a variety of techniques, including standard primary production methods, as well as steam injection and horizontal well technology. Husky has increased primary production from the area through cold production techniques which utilize progressive cavity pumps capable of simultaneous production of sand and heavy oil from unconsolidated formations. Husky’s gross heavy and medium crude oil production from the area totalled 83.9 mbbls/day in 2002. Approximately 68.4 mbbls/day of that total was primary production of heavy crude oil, approximately 11.0 mbbls/day was production from Husky’s Pikes Peak cyclic steam operation and Bolney/Celtic thermal project and approximately 4.5 mbbls/day was from the medium gravity waterflooded fields in the Wainwright and Wildmere areas. Husky believes that the future growth from this area will be driven by primary heavy oil production and new thermal projects.

Husky’s infrastructure in the Lloydminster area is extensive. Husky owns and operates 16 oil treating facilities, all of which are tied into Husky’s heavy oil pipeline systems. These pipeline systems transport heavy crude oil from the field locations to Husky’s Lloydminster asphalt refinery, to the Husky Lloydminster Upgrader and to the Enbridge Pipeline and Express Pipeline systems at Hardisty, Alberta.

Husky is focused on increasing its heavy oil production and believes that its undeveloped land position in the Lloydminster area, coupled with the application of improved technologies, a reduced cost structure and increased upgrading capacity, will provide strong growth opportunities for heavy oil production.

Husky also produces natural gas from shallow natural gas pools in the Lloydminster area that are generally small (approximately 1 to 2 bcf of proved reserves), but numerous. Husky’s total gross natural gas production from the area was 44.3 mmcf/day during 2002.

NORTHWEST ALBERTA PLAINS

Rainbow Lake Area

Rainbow Lake, located approximately 900 kilometres north-west of Edmonton, Alberta, is the site of Husky’s largest light oil production operation in Western Canada. Husky operates a number of crude oil pools in the Rainbow basin, with an average working interest of 54%. Husky’s production in this area is derived from more than 50 oil and gas pools extending over 1,300 square kilometres.

Husky uses secondary and tertiary oil recovery methods extensively in the Rainbow Lake area. Husky has developed considerable expertise in these methods, which include injecting water, natural gas and NGL into the oil reservoirs to enhance crude oil recovery. The use of tertiary recovery programs, such as miscible floods, has increased the estimated amount of recoverable crude oil-in-place from 50% to 70% of the original crude oil-in-place in certain pools. As a consequence of implementing these natural gas and NGL re-injection programs, historically only small volumes of gas and NGL have been marketed from the Rainbow Lake area prior to 2002. In 2002, Husky initiated the recovery of natural gas from several and pools. NGL recovery is forecast to begin in the 2005-2008 timeframe and is expected to generate revenues once crude oil production from the pools is complete. Husky uses horizontal drilling techniques, including the re-entry of existing wellbores, to maintain crude oil production and to increase recovery rates. Husky is continuing exploration efforts to supplement its development initiatives in the Rainbow Lake area. Husky’s gross production from this area averaged 8.8 mbbls/day of light crude oil and NGL and 16.9 mmcf/day of natural gas during 2002.

Husky holds a 50% interest in, and operates, the Rainbow Lake processing plant. The processing design rate capacity of the plant is 69 mbbls/day of crude oil and water and 230 mmcf/day of raw gas. The extraction design capacity is 17 mbbls/day of NGL. The plant currently is operating at near capacity levels. A 100 mmcf/day high inlet pressure plant expansion was commissioned in the fourth quarter of 2001 to accelerate oil recovery, and to accommodate additional gas volumes resulting from the exploration effort.

Peace River Arch Area

The Peace River Arch area of northern Alberta, which includes the Red Earth, Seal, Utikuma, Lubicon and other properties, is a major light oil producing area located approximately 370 kilometres north-west of Edmonton. Husky operates and holds an average 80% working interest in several properties in this area. Over the last three years, Husky has maintained gross production from properties in this area, at approximately 3.8 mbbls/day of crude oil, through acquisitions, stepout drilling and waterflood optimization. Husky plans to increase its exploration for both crude oil and natural gas targets in this area.

Boyer Area

The Boyer area of Alberta is approximately 600 kilometres north-west of Edmonton, Alberta. Husky is the operator and holds approximately 450,000 net acres. The area holds a shallow, Bluesky gas reservoir that is characterized as low deliverability and low decline that is being developed with a drilling density of two wells per section. Husky intends to continue to develop this area by drilling undeveloped sections and infill drilling. Gross production from this area in 2002 averaged 26 mmcf/day of natural gas.

Sloat Creek Area

The Sloat Creek or Chinchaga area of Alberta is located close to the British Columbia border approximately 570 kilometres north-west of Edmonton, Alberta. Husky is the operator and holds an approximate 95% working interest in 230,000 acres of gas prone land. The Bluesky, DeBolt, Elkton and Shunda zones that lie an average of approximately 1,030 metres deep and the Slave Point zone at an average depth of 1,800 metres characterize the area. Husky intends to continue to develop this area with infill, stepout and exploratory drilling so that existing pools can be optimized and new pools can be placed on production.

Husky owns a 30 mmcf/day high pressure booster compression plant that feeds a third party operated sour gas plant and is 50% owner in a 12 mmcf/day low pressure booster that feeds a 40% owned sweet gas processing facility operated by a third party. Gross production from this area averaged 16.4 mmcf/day of natural gas in 2002.

Marten Hills Area

The Marten Hills Area of Alberta is located 212 kilometres north-west of Edmonton, Alberta. Husky is the operator and holds 578,000 net acres of gas prone land. The Clearwater, Colony, McMurray and Wabiskaw zones that lie at an average depth of 600 metres characterize the area.

Husky intends to continue to develop this area with infill, stepout and exploratory drilling so that existing pools can be optimized and new pools can be placed on production.

Husky owns a 100% interest in a series of nine sales compressor stations, a 95% interest in a compressor station at Rock Island, a 37.5% interest in a third party operated facility at Peerless and a 3% interest in the third party operated Marten Hills unit. Husky also processes its 100% working interest non-unit gas through the Marten Hills unit facility. Gross production from this area averaged 43 mmcf/day of natural gas in 2002.

Cherpeta and Saleski Areas

The Cherpeta area of Alberta is located 230 kilometres north of Edmonton, Alberta and the Saleski area is located approximately 140 kilometres further north from Cherpeta. Husky is the operator and holds an interest in 580,000 net acres of gas prone land. The Nisku, Clearwater, Colony, McMurray and Wabiskaw zones that lie at an average depth of 600 metres characterize the area. The Grosmont zone that lies between 450 and 500 metres characterizes the Saleski area. Husky intends to continue to develop this area with infill, stepout and exploratory drilling so that existing pools can be optimized and new pools can be placed on production.

Husky owns on average from 60-95% working interest in the Cherpeta area and 49% of the Saleski area and operates a series of sales compressor stations, gas plants and sales pipeline. Gross production from these areas averaged 39.5 mmcf/day of natural gas in 2002.

Simons Lake Area

The Simons Lake area of Alberta is located 386 kilometres north-west of Edmonton, Alberta. Husky is the operator and holds 275,000 net acres of gas prone land. The Bluesky, DeBolt, Elkton and Shunda zones that lie at an average depth of 600 metres characterize the area.

Husky holds 100% working interest in a 10 mmcf/day sour gas processing facility and 34% working interest in a high pressure booster station operated by a third party that feeds a separate third party owned sour gas processing facility. Gross production from this area averaged 6.3mmcf/day of natural gas in 2002.

BRITISH COLUMBIA AND FOOTHILLS

Ram River Area

The Ram River area is located in west central Alberta and includes the large Blackstone, Ricinus and Clearwater/Limestone natural gas fields.

The Blackstone field is the most prolific of these fields and contains four high deliverability natural gas wells, capable of combined raw gas production of 122 mmcf/day. Husky holds a 34% interest in three unitized wells and a 50% interest in a fourth well, and acts as the contract operator of the Blackstone wells. Production from these wells is processed at the Husky operated Ram River gas plant.

Husky holds an average 72% interest in, and is the operator of, the Ram River sour gas plant and related processing facilities. The Ram River plant has the capacity to process 622 mmcf/day of sour gas, resulting in sales gas capacity of 525 mmcf/day. The plant also has the capacity to produce in excess of 2.8 mlt/day of sulphur from raw gas. During 2002, the plant operated at approximately 90% of its design rate capacity. The Ram River plant processes in excess of 11% of Husky’s total gross natural gas production, which includes an average of 40.0 mmcf/day of Husky gross sales gas from the Blackstone, Brown Creek and Stolberg fields and an average of 23.6 mmcf/day of Husky production from Ricinus and Clearwater/Limestone and Benjamin fields, in addition to processing third-party volumes. In addition, gross production from Ferrier, which is processed at another gas plant, averaged 3.3 mmcf/day of natural gas bringing the total production of natural gas from the Ram River area to 66.9 mmcf/day in 2002.

Husky’s sour gas pipeline network supports the Ram River plant. Husky operates a network of 845 kilometres of sour gas pipelines in the Ram River area and holds a 30% interest in 684 kilometres of this pipeline system. The sour gas processed at the Ram River plant is produced from 18 sour gas fields located as far as 145 kilometres from the Ram River plant.

Husky believes that the Ram River plant and the extensive infrastructure of gathering pipelines, transmission systems and rail lines, which support the plant, represents a strategic base for the natural gas exploration and development planned by Husky in this part of the foothills region. In addition, this region is an active exploration and production area for other producers and provides additional opportunities for generating revenue by processing third party natural gas.

Boundary Lake Area

Husky holds a 50% working interest in the Boundary Lake Gas Unit and 19% to 34% interest in the Boundary Lake oil unit in north-east British Columbia. Husky’s natural gas production from this area is derived from five Belloy sour gas pools, which is processed at the nearby Boundary Lake processing plant. Husky’s gross production from this area was 17 mmcf/day of natural gas and 2.2 mbbls/day crude oil and NGL from the Boundary Lake units during 2002.

Valhalla and Wapiti Area

Husky holds a 30% interest in three Valhalla oil units, a 100% interest in 350 Valhalla non-unit waterflood wells and a 100% interest in the Wapiti property. Production is primarily from the Doe Creek and Cardium zones and consists of light crude oil, natural gas liquids and natural gas. Husky’s gross production from these properties averaged 5.5 mbbls/day of crude oil and NGL and 7.3 mmcf/day of natural gas in 2002.

Caroline Area

Husky holds an 11% working interest in the 32,000 acre Caroline natural gas field located approximately 97 kilometres north-west of Calgary. The field has a high proportion of NGL and as a result the economics of this field are enhanced.

Husky also holds an 11% interest in the Caroline sour gas processing facility. The plant is presently running at a license limit of 118% of design capacity and is processing approximately 129 mmcf/day of total plant sales gas and 45 mbbls/day of NGL. The plant and liquid acceleration gas recycle plant were at 97% capacity in 2002 which resulted in Husky gross production of 4.9 mbbls/day NGL and 13.9 mmcf/day natural gas in 2002.

Edson Area

Husky holds an average 85% working interest in two gas processing facilities and associated gas gathering systems in the Edson area. Husky operated lands in the Edson area total approximately 56,000 gross acres. Husky has an interest in approximately 150 Cardium wells in this area that averaged gross production of 29.5 mmcf/day of natural gas and 1.3 mbbls/day of NGL in 2002.

Sikanni Area

Husky holds approximately 32,000 net acres in the Sikanni and Federal area of north-east British Columbia, which averaged gross production of 26.5 mmcf/day of natural gas from four wells in 2002. The production flows through Husky owned gathering systems for processing at third party plants at the Sikanni and McMahon gas plants.

EAST CENTRAL ALBERTA

Athabasca Area

The Athabasca area is located north of Edmonton up to township 70 in the north and from the Alberta-Saskatchewan border in the east to the Alberta foothills in the west. The area target is predominantly shallow gas, ranging from 455 to 910 metres, in the multi-zone Palaeozoic Mannville. The main producing areas are Athabasca, Craigend and Cold Lake. Husky operates 31 facilities with an extensive pipeline system with an average working interest of 90% in the producing wells. Husky intends to continue to develop this area with infill, stepout and exploratory wells to optimize recovery and develop new pools in order to keep the facilities operating at capacity. Husky’s gross production from this area averaged 59 mmcf/day of natural gas and 700 bbls/day of crude oil in 2002.

Red Deer and Hussar Area

The Red Deer and Hussar area falls between township 23-50 and range 1W4-5W5 with the core of the area between Calgary, Drumheller and Sylvan Lake. Husky operates 18 facilities with extensive gas gathering systems in this area. In 2002 gross production from this area averaged 61 mmcf/day of natural gas and crude oil and NGL of 3.0 mbbls/day. Husky intends to continue to develop the natural gas potential of this area with infill, stepout and exploratory wells to optimize gas recovery and develop new pools in order to operate the facilities at capacity.

Provost Area

The centre of the Provost area is approximately 240 kilometres south-east of Edmonton. It is predominantly a medium crude oil area that averaged gross production of approximately 25 mbbls/day of crude oil and 13 mmcf/day of natural gas in 2002. Husky intends to selectively drill lower risk oil locations and focus on managing operating costs and improving oil recovery. There is significant competition in the area for land as well as infrastructure. Husky has a dominant position and maintains close to 100% working interest in most of its facilities.

SOUTHERN ALBERTA AND SASKATCHEWAN

In Southern Alberta and Saskatchewan the Company sold properties, which were producing approximately 7,000 — 7,500 boe/day effective October 1, 2002. As of December 31, 2002, the Company held 1.45 million net acres in Saskatchewan and 370,000 net acres in Alberta. The Company also has a small holding in Manitoba.

Southern Saskatchewan Area

Husky is a prominent operator in south-western Saskatchewan primarily producing medium gravity crude oil, with some natural gas and light crude oil. During 2002, gross production from this area averaged 20.2 mbbls/day of crude oil and of 21.9 mmcf/day of natural gas. Properties in south-eastern Saskatchewan produced 1.1 mbbls/day of crude oil per day in 2002.

Husky operates 31 oil batteries and six gas facilities in the Southern Saskatchewan area. The oil pools in this area are exploited using pressure maintenance and waterflood recovery operations.

The Shackleton/Lacadena Milk River shallow gas project was accelerated in the last half of 2002. During that period 144 wells were drilled and two new gas facilities were built. As a result, the project was producing at a rate of 28 mmcf/day at December 31, 2002 (average December monthly production was 23 mmcf/day).

Southern Alberta Area

Taber, Brooks and Jenner/Suffield are Husky’s three core areas in southern Alberta. Husky operates 28 oil facilities and three natural gas facilities with an average working interest of 95%. Oil production is mainly medium gravity crude with the majority of reserves being supported by waterfloods or active aquifers. Natural gas production is from a mixture of deep and shallow formations. At Taber, Husky is operating an alkaline-polymer flood to increase recovery from the Cretaceous Mannville reservoir. During 2002, gross production from this area averaged 16.8 mbbls/day of crude oil and 15.8 mmcf/day of natural gas.

ATHABASCA, COLD LAKE AND PEACE RIVER

Husky currently holds interests in 430,609 acres in the bitumen prone areas of Athabasca, Cold Lake and Peace River. Husky is currently conducting evaluation drilling and production feasibility studies in the Cold Lake and Athabasca areas. Recent improvements in fiscal regimes for these types of project, together with advances in technology which have reduced costs for in situ projects, have enhanced the commercial viability of these projects. In situ projects are currently being designed for the Tucker and Kearl areas.

In the Athabasca area, Husky and its co-venturer recently completed an asset exchange of the Kearl properties in December 2002. Under the terms of the asset exchange, Husky increased its working interest in the in situ project area from approximately 80% to 100%. Husky also acquired an additional 25.5 net sections of 100% interest land adjacent to the project area. In exchange Husky divested its entire interest in the area designated for bitumen mining. This arrangement is expected to improve the efficiency of the exploitation of the bitumen resource.

In addition to interests in the 350,929 net acres in the Cold Lake and Athabasca regions in north-eastern Alberta, Husky holds an interest in 79,680 net acres in the Peace River region of northern Alberta.

	Oil Sand	Gross	Net	Husky
General Location Name	Area	Acres	Acres	Operator

South Athabasca— over riding royalty	Athabasca	35,705	—	No
South Athabasca	Athabasca	33,058	16,529	Yes
Kearl — Insitu	Athabasca	56,800	56,800	Yes
Misthae	Athabasca	28,160	28,160	Yes
Saleski	Athabasca	154,880	154,880	Yes
Beaverdam	Cold Lake	11,520	11,520	Yes
Caribou	Cold Lake	35,840	35,840	Yes
Lobstick	Cold Lake	37,120	37,120	Yes
Tucker	Cold Lake	10,080	10,080	Yes
Panny	Peace River	47,360	47,360	Yes
Peace River	Peace River	11,840	11,840	Yes
Sawn Lake	Peace River	20,480	20,480	Yes

		482,843	430,609

Note:

(1)	Husky also has the exclusive right to acquire an additional 65,280 acres in the Caribou area.

OFFSHORE EAST COAST — CANADA

Husky’s offshore east coast exploration and development program is focused primarily in the Jeanne d’Arc basin on the Grand Banks offshore the coast of Newfoundland, which contains the Hibernia, Terra Nova and White Rose oil fields. Husky has ownership interests in the Terra Nova and White Rose oil fields as well as in a number of smaller fields in the central part of the basin. Husky presently holds an approximate 36% average working interest in 12 Significant Discovery License (“SDL”) areas in the Jeanne d’Arc basin and a 21% average working interest in nine Exploration Licenses on the Grand Banks. Husky believes that its geotechnical expertise, drilling experience and extensive database with respect to offshore the east coast of Canada provide a strong foundation for future development. Husky believes that there is exploration potential in the area, and that its position off the east coast of Canada will provide growth opportunities for light crude oil production in the medium to long-term.

In 2002 Husky drilled two exploration wells in the Jeanne d’Arc Basin. A well (EL1044) was drilled on the Trepassey Exploration Licence and a well (EL 1055) was drilled on the Gros Morne Exploration Licence. Both structures were water bearing in the main reservoir zone. At Trepassey, hydrocarbons were encountered in a secondary zone, although not in commercial quantities.

Grand Banks — Jeanne d’Arc Basin

# Grand Banks - Jeanne d'Arc Basin

Jeanne d'Arc Basin
BRITISH COLUMBIA
ALBERTA
SASK.
MANITOBA
ONTARIO
QUEBEC
NEWFOUNLAND
NOVA SCOTIA
Calgary
U S A
St. John's
NEWFOUNDLAND
350 km
Jeanne d'Arc Basin
WHITE ROSE
TERRA NOVA
Central Ridge Complex
Bonavista Platform
Grand Banks
Parcel 5
(2001 Award)
Parcel 7
(2001 Award)
CENTRAL RIDGE COMPLEX
N.DANA
S.TEMPEST
Jeanne d'Arc Basin
TRAVE
WHITE ROSE
BONAVISTA PLATFORM
NAUTILUS
GRAND BANK
S. MARA
HIBERNIA
MARA
N.BEN NEVIS
N.AMETHYST
TREPASSEY
CAPE RACE
FORTUNE
GROS MORNE
E.RANKIN
TERRA NOVA
SPRINGDALE
Fault
KING'S COVE
Voyager
LEGEND
Husky Interest SDL
Husky Interest EL
Husky Interest PL
Oil Discovery
Gas Discovery
0 10 20 30
Kilometres
JD-HusLand-Simp.cdr

Terra Nova Oil Field

The Terra Nova oil field is located approximately 350 kilometres east south-east of St. John’s, Newfoundland, 35 kilometres south-east of the Hibernia oil field, in 91 to 100 metres of water. The Terra Nova oil field is divided into three distinct areas, known as the Graben, the East Flank and the Far East areas.

As at December 31, 2002, there were six development wells drilled in the Graben area, three producing wells and three injection wells. In the East Flank area there were also three producing wells and three injection wells drilled. Drilling operations will continue with a 24 well depletion plan for the Graben and East Flank areas. A delineation well in the Far East Block encountered 82 metres of net pay confirming the reserve sands extend to this area and may provide additional reserves. A second well, that was intended to be a water injection well, was drilled in the Far East block. This well encountered poor porosity in the target horizon and was plugged back. The well may be re-drilled to a different location in the future. A third well may be drilled in the Far East block during 2003. During 2002, Husky booked 31.0 million barrels of crude oil to the proved oil reserves category. These reserves are estimated to be capable of being produced using primary and secondary (waterflood and gasflood) production techniques.

Husky’s initial pooled interest in the Terra Nova field was 17.5%, which was subsequently reduced to 12.51% by a property exchange transaction in early 2000. This interest is subject to change, pending redetermination once the field has been further delineated. Production at Terra Nova commenced in January 2002 with an initial production rate of 110 mbbls/day of oil and averaged approximately 145 mbbls/day in the fourth quarter of 2002. Husky’s share of production from Terra Nova was 4.8 million barrels in 2002.

White Rose Oil Field

The White Rose oil field, which is operated by Husky, is located 354 kilometres off the coast of Newfoundland, approximately 48 kilometres east of the Hibernia field on the eastern portion of the Jeanne d’Arc basin.

During 2001, Husky awarded the front end engineering design contracts for a floating production storage and offloading system, the subsea production system and the glory hole, a deep excavation in the sea bed to protect well heads from iceberg incursion. In that same year, a contract was entered into for the design and construction of the glory hole long lead excavation equipment. Lump sum bids were also received for the floating production storage offloading system subcontracts (comprised of hull, topsides and turret).

Husky filed a development application with Canada-Newfoundland Offshore Petroleum Board in January 2001. Following formal public review hearings, the project received the requisite regulatory approvals in December 2001 from the Canada-Newfoundland Offshore Petroleum Board, Provincial Government and Federal Government. In March 2002, Husky and its co-venturer announced their decision to proceed with the development of the White Rose oil field. Current plans provide for a total of 19 to 21 wells to be drilled to recover crude oil over a 10 to 15 year period. Annualized peak production is expected to be approximately 92,000 barrels of oil per day sustained for approximately four years. Excavation of the subsea glory holes commenced in the third quarter of 2002 and will recommence in the first half of 2003. Development drilling is expected to commence in the second half of 2003. Engineering, procurement and construction of the floating production, storage and offloading vessel and subsea facilities are progressing.

INTERNATIONAL

Offshore China

     Wenchang

On October 13, 2000, Husky signed a petroleum contract with the China National Offshore Oil Corporation (“CNOOC”) to develop two oil fields in the South China Sea. The oil fields are located in the western Pearl River Mouth Basin, approximately 300 kilometres south of Hong Kong and 135 kilometres east of Hainan Island.

The project was completed and commenced production in July 2002. The Company holds a 40% working interest in the project and spent approximately $253 million to first oil. The Wenchang 13-1 and 13-2 oil fields are producing from fixed platforms and 21 producing wells in 100 metres of water into a floating production, storage and offloading vessel stationed between the fields. The blended crude oil from the two fields averages approximately 35° API, similar to the benchmark Minas blend. At December 31, 2002 Husky’s proved reserves at Wenchang amounted to 30.1 mmbbls of crude oil. Production from first oil in July 2002 to December 31, 2002 averaged 25.3 mbbls/day.

     Block 39-05

Husky executed a production sharing contract with CNOOC for the 5,740 square kilometres 39-05 Exploration Block surrounding the Wenchang 13-1/2 fields. Husky has committed to drill three exploration wells within seven years and CNOOC has the right to participate in development of any discoveries up to a 51% working interest. In January 2003 the Qionghai 18-1-3 exploration well was plugged and abandoned without testing and in February 2003 the Wenchang 8-1-1 was plugged and abandoned without testing.

     Blocks 23-15 and 23-20

Husky executed a production sharing contract for the 23-15 and 23-20 exploration blocks in September 2002. Both leases are located in the South China Sea north of Hainan, within 80 kilometres of the Weizhan oil fields. The 23-15 lease is 1,327 square kilometres and the 23-20 lease is 1,543 square kilometres. The work program requires Husky to drill a single exploration well in each lease within three years. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

     Block 40-30

Husky executed a production sharing contract for the 40-30 exploration block in December 2002. The lease is located in the South China Sea approximately 100 kilometres south of the 13-1 and 13-2 oil fields. The lease is 6,704 square kilometres and requires the drilling of one exploration well within three years. CNOOC has the right to participate in development of any discoveries up to a 51% working interest.

Madura Strait, Indonesia

Husky is party to a production sharing contract, which provides for various cost and production sharing arrangements, relating to a 690,412 acre block in the Madura Strait offshore Java, Indonesia. Ten exploration and appraisal wells have been drilled in the block, resulting in discoveries of two natural gas fields. The Indonesian state oil company granted commercial status and approved a plan of development for one of these fields in order to supply natural gas to a proposed independent power plant near Pasuruan, East Java. Husky and its co-venturer signed a gas supply agreement for the development in September 1997. However, the construction of the power plant and development of the natural gas field have been postponed pending resolution of energy market and finance issues arising from the economic conditions in Indonesia that occurred shortly after the contract was signed. In January 2003, Husky signed a memorandum of understanding to begin discussions intended to finalize a natural gas sales agreement for Madura production.

Shatirah, Libya

Husky has an interest in a minor crude oil production operation in the Shatirah field, onshore Libya.

DISTRIBUTION OF OIL AND GAS PRODUCTION

Crude Oil and NGL

Husky provides heavy crude oil feedstock to its upgrader and its asphalt refinery, which are located at Lloydminster. The combined dry crude feedstock requirements of the upgrader and asphalt refinery are equal to approximately 85% of Husky’s heavy crude oil production from the Lloydminster area. Husky also markets heavy crude oil production directly to refiners located in the U.S. mid-west and eastern U.S. and Canada. Husky markets its light and synthetic crude oil production to third party refiners in both Canada and the United States. Natural gas liquids are sold to local petrochemical end users and refiners in North America.

Husky markets a significant amount of third party volumes of light crude oil, heavy crude oil and NGL in addition to its own production.

Natural Gas

The following table shows the distribution of Husky’s gross average daily natural gas production for the years indicated:

	Years ended December 31,

	2002	2001	2000

	(mmcf/day)
Sales to end users
United States	375	413	240
Canada	115	106	81

	490	519	321
Sales to aggregators	49	40	25
Internal use(1)	30	14	12

	569	573	358

Note:

(1)	Husky consumes natural gas for fuel at several of its facilities.

Husky also markets a significant volume of third party natural gas production in addition to its own production.

Midstream Operations

Overview

The midstream operations of Husky include upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas, extraction of NGL from natural gas, cogeneration of electrical and thermal energy (Infrastructure) and the purchase and marketing of Husky’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur, petroleum coke and electrical power (Marketing).

Upgrading Operations

Husky owns and operates the Husky Lloydminster Upgrader, which is a heavy oil upgrading facility located in Lloydminster, Saskatchewan.

The Husky Lloydminster Upgrader is designed to process blended heavy crude oil feedstock into high quality, low sulphur synthetic crude oil. Synthetic crude oil is used as feedstock for the refining of premium transportation fuels in Canada and the United States. In addition, the Husky Lloydminster Upgrader recovers the diluent, which facilitates pipeline transportation of heavy crude oil, from the blended heavy oil feedstock.

The Husky Lloydminster Upgrader has created a new market for heavy crude oil in Western Canada, which Husky believes has facilitated, and will continue to stimulate, heavy oil production in the area. The Husky Lloydminster Upgrader was commissioned in 1992 with an original design capacity of 46 mbbls/day of synthetic crude oil. Actual production has ranged considerably higher than the original design rate capacity as a result of throughput modifications and improved reliability. The upgrader’s current rated capacity is 54 mbbls/day. Production at the upgrader averaged 55.7 mbbls/day of synthetic crude oil and 9.7 mbbls/day of diluent in 2002 compared with 59.8 mbbls/day of synthetic crude oil and 11.8 mbbls/day of diluent in 2001. Throughput at the upgrader in 2002 was lower than 2001 due to a scheduled maintenance turnaround during 2002. In addition to synthetic crude oil and diluent, the Husky Lloydminster Upgrader also produced, as by-products of its upgrading operations, approximately 311 lt/day of sulphur and 760 lt/day of petroleum coke during 2002. These products are sold in local and international markets. The profitability of Husky’s upgrading operations is primarily dependent upon the differential between the price of synthetic crude oil and the price of heavy crude oil.

Infrastructure and Marketing

HEAVY OIL PIPELINE SYSTEMS AND PROCESSING FACILITIES

Husky has been involved in the gathering, transporting and storage of heavy crude oil in the Lloydminster area since the early 1960s. Husky’s crude oil pipeline systems include approximately 1,900 kilometres of pipeline and are capable of transporting in excess of 528 mbbls/day of blended heavy crude oil, diluent and synthetic crude oil. The pipeline systems transport blended heavy crude oil to Lloydminster, accessing markets through the Husky Lloydminster Upgrader and Husky’s asphalt refinery in Lloydminster. Blended heavy crude oil and synthetic crude oil from the upgrading operations are moved south to Hardisty, Alberta to a connection to the Enbridge Pipeline system and the Express Pipeline system. The crude oil is transported to eastern and southern markets on these pipelines. Husky’s crude oil pipeline systems also have feeder pipeline interconnections with the Cold Lake Partnership Pipeline the Enbridge Athabasca Pipeline and the Talisman Chauvin Pipeline.

The following table shows the average daily pipeline throughput for the periods indicated:

	Years ended December 31,

	2002	2001	2000

	(mbbls/day)
Combined pipeline throughput	457	537	528

In recent years Husky has expanded and expects to further expand its heavy crude pipeline systems to capitalize on anticipated increases in heavy oil production from the Lloydminster and Cold Lake areas. Husky considers the expansion and optimization of its pipeline systems in the

Lloydminster area to be necessary to further its own development objectives in the area. As a result of recent expansion of mainline pipeline systems in the area, competition for throughput volumes has increased.

Husky operates 16 heavy crude oil processing facilities located throughout the Lloydminster area. These facilities process Husky’s and other producers’ raw heavy crude oil from the field by removing sand, water and other impurities to produce clean dry heavy crude oil. The heavy crude oil is then blended with a diluent to meet pipeline specifications for transportation.

COGENERATION

Husky has a 50% interest in a 215 MW natural gas fired cogeneration facility at the site of the Husky Lloydminster Upgrader. The plant was commissioned in December 1999. Electricity produced at the facility is being sold to Saskatchewan Power Corporation under a 25 year power purchase agreement. Thermal energy (steam) is sold to the Husky Lloydminster Upgrader.

Husky has a 50% interest in a 90 MW natural gas fired cogeneration facility adjacent to Husky’s Rainbow Lake processing plant. The cogeneration plant produces electricity for the Alberta Power Pool and thermal energy (steam) for the Rainbow Lake processing plant. It provides power directly to the Alberta Power Pool and is the result of an agreement with the Alberta Transmission Administrator to provide additional electricity generating capacity and system stability for north-western Alberta. The power plant has the capability of being expanded to approximately 110 MW in total. Husky is the operator of the facility.

NATURAL GAS STORAGE FACILITIES

Husky has been operating a natural gas storage facility at Hussar, Alberta since April 2000. The facility has a working storage capacity of 17 bcf of natural gas. Husky is continuing to evaluate additional storage opportunities within Western Canada. Western Canada and Alberta in particular, may prove to be a potential key storage hub for arctic gas development.

MARKETING

Husky is a marketer of both its own and third party production of crude oil, synthetic crude oil, NGL, natural gas and sulphur. Husky also markets petroleum coke, a by-product from the Lloydminster upgrader. Husky supplies feedstock to its upgrader and asphalt refinery from its own and third party heavy oil production sourced from the Lloydminster and Cold Lake areas. Husky also sells blended heavy crude oil directly to refiners based in the United States and Canada. Husky’s extensive infrastructure in the Lloydminster area supports its heavy crude oil refining and marketing operations.

Husky markets light and medium crude oil and NGL sourced from its own production and third party production. Light crude oil is acquired for processing by third party refiners at Edmonton, Alberta and by the Company’s refinery at Prince George, British Columbia. Husky markets the synthetic crude oil produced at its upgrader in Lloydminster to refiners in Canada and the United States.

Husky markets natural gas sourced from its own production and third party production. Husky is currently committed to contracts with third parties, which in aggregate do not exceed amounts forecast to be deliverable from Husky’s reserves. Husky’s contracts are with customers located in eastern Canada/north-eastern United States (27%), mid-west United States (34%), Western Canada (30%) and west coast United States (9%). The natural gas volumes contracted are primarily at market price (92%). The terms of the contracts are up to one year (50%), one year to five years (15%) and over five years (35%). Husky has acquired rights to firm pipeline capacity to transport the natural gas to most of these markets.

The oil and gas product marketing component of Husky’s business has experienced strong growth since the early 1990s. Husky has developed its marketing operations to include the acquisition of third party volumes in order to increase growing internal natural gas demand, increase volumes and enhance the value of its midstream assets. Husky plans to expand its marketing operations by continuing to increase marketing activities. Husky believes that this increase will generate synergies with the marketing of its own production volumes and the optimization of its assets.

Refined Products

Overview

Husky’s refined products operations include refining and retail, commercial and wholesale marketing of refined petroleum products. This network provides a platform for substantial non-fuel related businesses.

Light oil refined products are produced at Husky’s refinery at Prince George, British Columbia and are also acquired from other third party refiners and marketed through Husky and Mohawk branded retail and commercial petroleum outlets and through direct marketing to third party dealers and end users. Asphalt and residual products are produced at Husky’s asphalt refinery at Lloydminster, Alberta and marketed directly or through Husky’s 10 terminals located throughout Western Canada.

Branded Petroleum Outlets and Commercial Distribution

DISTRIBUTION

As of December 31, 2002, there were 571 independently operated Husky and Mohawk branded petroleum outlets, including service stations, truck stops and bulk distribution facilities located from Vancouver Island on the west coast of Canada to the eastern border of Ontario. The truck stop network is strategically located on major highways and serves the retail market and commercial transporters 24 hours per day, 365 days per year with quality products and full service Husky House restaurants. At most locations, the truck stop network also features the proprietary “Route Commander” cardlock system that enables commercial users to purchase products using a card system that will electronically process transactions and provide detailed billing, sales tax and other information. A variety of full and self serve retail locations under the Mohawk and Husky brand names serve urban and rural markets, while Husky and Mohawk bulk distributors offer direct sales to commercial and farm markets in Western Canada.

Independent retailers or agents operate all Husky and Mohawk branded outlets. Branded outlets feature varying services such as 24 hour service, convenience stores, service bays, car washes, Husky House full service family style restaurants, proprietary and co-branded quick serve restaurants, bank machines and alternate fuels such as propane and compressed natural gas. In addition to conventional gasolines, ethanol blended fuels branded as “Mother Nature’s” gasoline and additive enhanced “Diesel Max” are offered in selected markets together with Chevron and Mohawk lubricants. Husky supplies refined petroleum products to its branded independent retailers on an exclusive basis and also provides financial and other assistance for location improvements, marketing support and related services. Husky’s brands are promoted through various national and university athletic sponsorships as well as advertising designed to reach both national and regional audiences.

The following table shows the number of Husky and Mohawk branded petroleum outlets by class of trade and by province as of December 31, 2002.

	British
	Columbia &
Branded Petroleum Outlets	Yukon		Alberta	Saskatchewan	Manitoba	Ontario	Total

Truck Stops		7	5	5	2	17	36
Travel Stops		2	3			2	7
Full Serve		60	71	21	31	7	190
Full/Self Serve		62	58	7	19	10	156
Self Serve		63	74	11	6	3	157
Bulk Distributor		5	13	5	1	1	25

		199	224	49	59	40	571

Cardlocks(1)		18	14	6	4	20	62
Convenience Stores(1)		152	177	50	48	11	438
Restaurants(2)		10	9	6	2	18	45

Notes:

(1)	All of these are located at a branded petroleum outlet.

(2)	One Husky House restaurant in Calgary, Alberta is not located at a petroleum outlet.

Husky also markets refined petroleum products directly to various commercial markets, including independent dealers, national rail companies and major industrial and commercial customers in Western Canada and the north-western United States.

The following table shows Husky’s average daily sales volumes of light refined petroleum products for the periods indicated:

	Years ended December 31,

	2002	2001	2000

	(mbbls/day)
Gasoline	26.3	25.4	24.9
Diesel fuel	20.7	21.1	20.3
Liquefied petroleum gas	1.3	1.3	1.6

	48.3	47.8	46.8

Husky’s current strategy in respect of its petroleum product outlets includes continuing to increase profits and sales through the strategic location of new outlets, the enhancement of ancillary non-fuel income streams, the modernization, automation and upgrading of existing petroleum product outlets, expanding customer loyalty programs and the sale of non-core locations. Husky also plans to continue to enter into strategic alliances with third parties to sell various consumer products at Husky and Mohawk branded petroleum outlets in order to generate revenue and increase demand for other products and services provided at those outlets. Husky is pursuing acquisitions and joint venture opportunities to further enhance its existing distribution network.

SUPPLY

Prince George Refinery. Husky owns and operates a refinery at Prince George, British Columbia, which has capacity to refine more than 10,000 bbls/day of light crude oil into a full range of refined petroleum products. The crude oil feedstock for the Prince George refinery is produced primarily in north-eastern British Columbia by other producers and delivered to Husky’s refinery by pipeline. Husky is pursuing acquisitions and joint venture opportunities to further enhance its existing refining capacity.

Other Supply Arrangements. In addition to the refined petroleum products supplied by the Prince George refinery, Husky has established processing arrangements with other refiners. Processing arrangements allow Husky to participate in industry refining margins. Primarily Husky production and some third party purchased crude oil is delivered to refiners, who process the crude oil into refined products, which are then marketed by Husky in its retail networks and to its wholesale customers. During 2002, these refiners processed an average of approximately 30.9 mbbls/day of crude oil for Husky, yielding approximately 27.8 mbbls/day of refined petroleum products. During 2002, Husky also purchased approximately 9.6 mbbls/day of refined petroleum products from refiners and acquired approximately 6.5 mbbls/day of refined petroleum products pursuant to exchange agreements with third party refiners.

Minnedosa, Manitoba — Ethanol Plant. Husky owns an ethanol plant at Minnedosa, Manitoba that produces 10 million litres per year. Ethanol is an oxygenate derived from biomass, which, when added to gasoline, promotes fuel combustion, raises octane levels and inhibits water from freezing in fuel lines. The ethanol blended gasoline (Mother Nature’s Fuel) has received federal government recognition for its low combustion emissions. Husky is actively repositioning its supply of ethanol as ethanol-blended gasoline is now available at all Husky and Mohawk outlets.

Asphalt Products

Husky has been in the paving and specialty asphalt business for over 50 years. Husky supplies asphalt products to customers across Western Canada and the north-western and midwestern United States. Husky has a significant market share for paving asphalt, emulsified asphalt and asphalt products sold in Western Canada. Most of the asphalt sold is used for paving and other industrial purposes. Husky’s Pounder Emulsions division manufactures modified and conventional road application emulsion products. Additional non-asphalt based road maintenance products are marketed and distributed through the Western Road Management division of Husky. Demand for higher quality asphalt products has allowed Husky to increase sales into the United States and Eastern Canada, with products occasionally being shipped as far away as Texas, Florida and New Brunswick. In 2002, 49 percent of Husky’s asphalt production was exported to the United States. Husky plans to continue its efforts to improve its asphalt business by increasing its modified asphalt production capacity to produce better products at a lower cost. Husky is also studying the feasibility of expanding its production and distribution capacity.

Husky’s asphalt distribution network consists of nine emulsion plants and terminals located at Kamloops and Prince George, British Columbia; Watson Lake, Yukon; Edmonton and Lethbridge, Alberta; Lloydminster, Saskatoon and Yorkton, Saskatchewan; and Winnipeg, Manitoba. Husky also utilizes independent terminals at Langley, British Columbia.

All of Husky’s asphalt requirements are supplied by its Lloydminster, Alberta asphalt refinery. The refinery was commissioned in 1983, replacing a Husky facility that had been operating since 1947. The refinery was designed specifically to produce asphalt from heavy crude oil at a rate of 25 mbbls/day. The crude oil feedstock for the Lloydminster refinery is supplied through Husky’s pipeline systems from the supply of heavy crude oil in the region, including Husky’s heavy crude oil.

The following table shows the average daily sales volumes of products produced at the Lloydminster refinery, for the years indicated:

	Years ended December 31,

	2002	2001	2000

	(mbbls/day)
Asphalt	12.7	12.6	12.0
Residual and other	8.1	8.8	8.2
	20.8	21.4	20.2

     Refinery throughput averaged 22.0 mbbls/day of blended heavy crude oil feedstock during 2002. Diluent included in the feedstock, extracted and returned to the field averaged 2.6 mbbls/day in 2002. Due to the seasonal demand for asphalt products the refinery historically has operated at full capacity only during the normal paving season in Canada and the northern United States. Husky has implemented various plans to increase refinery throughput during the other months of the year, such as producing low sulphur diesel, entering into custom processing arrangements and developing other U.S. and international markets for asphalt products.

HUMAN RESOURCES

     The number of employees in each business segment was as follows:

	Number of Employees at December 31,

Business Segment	2002	2001

Upstream	1,560	1,451
Midstream	344	314
Refined Products	329	332
Corporate and business support	520	501

	2,753	2,598

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out financial information with respect to Husky for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements of Husky which are contained in its 2002 Annual Report.

	Years ended December 31,

	2002		2001		2000

	($millions except per share data)
Statement of Earnings Data Sales and operating revenues	$6,384		$6,596		$5,066
Cash flow from operations	2,096		1,946		1,399
Net Earnings (loss)	804		654		438
Per share — Basic	1.88		1.49		1.28
Per share — Diluted	1.88		1.48		1.28
Balance Sheet Data
Total assets	10,575		9,370		8,829
Shareholders’ equity	5,127		4,486		3,985
Total long term debt	1,964		1,948		2,311
Dividend per share	$0.09	(1)	$0.09	(1)	0.09	(2)

Notes:

(1)	Declared and paid in respect of each quarter in 2002 and 2001.

(2)	Dividend in respect of the fourth quarter of 2000 declared on February 14, 2001 and paid on April 1, 2001.

     There were no changes in accounting policies, major acquisitions or divestitures, or major changes in the nature of Husky’s business that affect the comparability of this annual data, except for (i) the adoption of the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange effective January 1, 2002, (ii) the adoption of the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes effective January 1, 1999; (iii) the acquisition of Renaissance; and (iv) the adoption of the recommendations of the Canadian Institute of Chartered Accountants in respect of the calculation and presentation of earnings per share. Description of these changes are contained in Notes 3(f), 10, 6 and 11, respectively, to the Consolidated Financial Statements of Husky which are contained in Husky’s 2002 Annual Report and are incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations for the fiscal years ended December 31, 2002 and December 31, 2001 is contained on pages 32 through 58 of Husky’s 2002 Annual Report and is incorporated herein by reference.

MARKET FOR SECURITIES

Husky’s common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “HSE”.

DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of Husky, their positions and offices with Husky and their principal occupations during the past five years. The directors shall hold office until the next annual meeting of Husky shareholders or until their respective successors have been duly elected or appointed.

Name and
Municipality of		Principal Occupation During Past
Residence	Office or Position	5 Years

Li, Victor T.K. Hong Kong	Co-Chairman and Director	Managing Director of Cheung Kong (Holdings) Limited (an investment holding company) since 1999 and Deputy Chairman since 1994. Mr. Li has also been Deputy Chairman of Hutchison Whampoa Limited (an investment holding company) since 1999 and Executive Director since 1995, as well as Chairman of Cheung Kong Infrastructure Holdings Limited (an infrastructure development company) since 1996 and of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company) since 2002. Mr. Li is also an Executive Director of Hongkong Electric Holdings Limited (a holding company) and a Director of The Hong Kong and Shanghai Banking Corporation Limited. Mr. Li is a member of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Commission on Strategic Development and the Business Advisory Group of the Hong Kong Special Administrative Region. Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

Name and
Municipality of		Principal Occupation During Past
Residence	Office or Position	5 Years

Fok, Canning K.N. Hong Kong	Co-Chairman and Director	Group Managing Director of Hutchison Whampoa Limited since 1993 and Executive Director since 1984. Mr. Fok is the Chairman of Hutchison Telecommunications (Australia) Limited (a telecommunications company) since 1999, Hutchison Harbour Ring Limited (an investment holding company) since 2002 and Partner Communications Company Ltd. (a telecommunications company) since 1998 and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. Mr. Fok is also a director of Cheung Kong (Holdings) Limited and Hutchison Whampoa Finance (CI) Limited (a finance company). Mr. Fok holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Glynn, Martin J.G. Vancouver, British Columbia	Director	President, Chief Executive Officer and a director of HSBC Bank Canada since late 1999 and Chief Operating Officer from 1997 to 1999. From 1982 Mr. Glynn held various senior executive positions with HSBC Bank Canada (formerly Hongkong Bank of Canada). Mr. Glynn has been a Director and Chief Operating Officer of HSBC North America Inc. since 2002, and a Director of HSBC Bank USA and Chairman and director of HSBC Canadian Direct Insurance Incorporated. Mr. Glynn is also a director of Wells Fargo HSBC Trade Bank N.A. in the United States. Mr. Glynn is also a member of the Board of Governors for the University of British Columbia.

Greene, Ronald G.(1) Calgary, Alberta	Director	President and Chief Executive Officer of Tortuga Investment Corp. (an investment holding company), Chairman of Denbury Resources Inc. and a Director of WestJet Airlines Ltd. Mr. Greene was the founder and Chairman of Renaissance Energy Ltd. until its merger with Husky Oil Limited in 2000.

Hui, Terence C.Y. Vancouver, British Columbia	Director	President & Chief Executive Officer, Concord Pacific Group Inc. (a real estate development company) since 1997, President of Adex Securities Inc. (a financial services company) since 1992 and Chairman of Maximizer Software Inc. (formerly Multiactive Software Inc.) (a computer software company) since 1995. Mr. Hui was President and Chief Executive Officer of Pacific Place Developments Corp. (a real estate development company) from 1992 to 2001.

Name and Municipality		Principal Occupation During Past
of Residence	Office or Position	5 Years

Kinney, Brent D. Dubai, United Arab Emirates	Director	Independent businessman. Mr. Kinney is a director of Dragon Oil plc in the United Arab Emirates.

Kluge, Holger Toronto, Ontario	Director	Corporate Director. Mr. Kluge was President, Personal and Commercial Bank, Canadian Imperial Bank of Commerce from 1990 to 1999 and a director from 1992 to 1999. Mr. Kluge is a director of Hongkong Electric Holdings Limited, Hutchison Telecommunications (Australia) Limited, TOM.COM LIMITED and Assante Corp. (a financial planning company). Mr. Kluge holds a Bachelor of Commerce degree and a Master’s degree in Business Administration.

Koh, Poh Chan Hong Kong	Director	Finance Director, Harbour Plaza Hotel Management (International) Ltd. Miss Koh was Executive Vice President and Chief Financial Officer of Husky Oil Ltd. from 1992 to 1997.

Kwok, Eva L. Vancouver, British Columbia	Director	Chairman, a director and Chief Executive Officer, Amara International Investment Corp. (an investment holding company) since 1992 and President from 1992 to 1996. Mrs. Kwok is a director of Air Canada, Bank of Montreal Group of Companies and Telesystem International Wireless Inc. and since 2002 of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company).

Kwok, Stanley T.L. Vancouver, British Columbia	Director	President, Stanley Kwok Consultants (an architecture and development company) since 1993. Mr. Kwok has been a director since 1997, and was Chairman from 1996 to 1998 of Amara International Investment Corp. Mr. Kwok is a director of Cheung Kong (Holdings) Limited and CTC Bank of Canada.

Lau, John C.S. Calgary, Alberta	President & Chief Executive Officer and Director	President & Chief Executive Officer of Husky Energy Inc. since August 2000. Prior thereto, Mr. Lau was Chief Executive Officer of Husky Oil Limited since 1993.

Matthews, Wilmot L.(1) Toronto, Ontario	Director	Mr. Matthews has been involved in all aspects of investment banking by serving in various positions with Nesbitt Burns Inc. and its predecessor companies from 1964 until his retirement in 1996, most recently as Vice Chairman and Director. Mr. Matthews is currently President of Marjad Inc. (a personal investment company). Mr. Matthews is Chairman and Chief Executive Officer of Helptrain Inc. (a sales, marketing, E-learning and E-business process company) and a Director of WestJet Airlines Ltd.

Name and Municipality		Principal Occupation During Past
of Residence	Office or Position	5 Years

Shaw, Wayne E. Toronto, Ontario	Director	Barrister and Solicitor, Stikeman Elliott LLP.

Shurniak, William Australia	Deputy Chairman and Director	Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000 and CitiPower Pty Ltd. (a utility company) since 2001. Mr. Shurniak has also been a director of Envestra Limited (a natural gas distributor) since 2000 and Downer Edi Ltd. (an engineering services company) since 2001. Mr. Shurniak was an Executive Director and Group Finance Director of Hutchison Whampoa Limited from 1984 to 1997 and has remained a director of Hutchison Whampoa Limited since then. Mr. Shurniak was a director and Deputy Chairman of Asia Satellite Telecommunications Holdings Limited (a telecommunications company) from 1996 to 1999. Mr. Shurniak holds an Honorary Doctor of Laws degree from the University of Saskatchewan and from The University of Western Ontario.

Sixt, Frank J. Hong Kong	Director	Group Finance Director of Hutchison Whampoa Limited since 1998 and Executive Director since 1991. Mr. Sixt is the Chairman of TOM.COM LIMITED since 1999. Mr. Sixt is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited, Hutchison Whampoa Finance (CI) Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mr. Sixt was also a director of Orange plc. from 1998 to 2000 and of Voice Stream Wireless Corp. from 2000 to 2001. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

McGee, Neil D. Calgary, Alberta	Vice President & Chief Financial Officer	Vice President & Chief Financial Officer of Husky since August 2000. Prior thereto Mr. McGee was Vice President and Chief Financial Officer of Husky Oil Limited since 1998. Prior to joining Husky Oil Limited Mr. McGee was with Hutchison Whampoa Limited first as group legal advisor and Corporate Secretary and then as Senior Manager of Corporate Finance and Corporate Secretary.

Name and
Municipality of		Principal Occupation During Past
Residence	Office or Position	5 Years

Ingram, Donald R. Calgary, Alberta	Senior Vice President, Midstream & Refined Products	Senior Vice President, Midstream and Refined Products of Husky since August 2000. Prior thereto Mr. Ingram was Vice President, Downstream of Husky Oil Limited from 1994 until 1999 when he became Vice President of Midstream of Husky Oil Limited.

Girgulis, James D. Calgary, Alberta	Vice President, Legal & Corporate Secretary	Vice President, Legal & Corporate Secretary of Husky since August 2000. Mr. Girgulis joined Husky Oil Limited in 1994 as part of the legal group and became General Counsel and Corporate Secretary in 1999.

Note:

(1)	Will not be standing for re-election at the annual meeting on April 30, 2003.

The board of directors has an Audit Committee (as required by the Business Corporations Act (Alberta)) currently consisting of M.J.G. Glynn, T. C.Y. Hui, W.L. Matthews and W.E. Shaw, and a Compensation Committee currently consisting of C.K.N. Fok, R.G. Greene, H. Kluge, E.L. Kwok and F.J. Sixt, and a Health, Safety and Environment Committee currently consisting of B.D. Kinney, H. Kluge and S.T.L. Kwok and a Corporate Governance Committee currently consisting of H. Kluge, E.L. Kwok and W.L. Matthews. Husky does not have an Executive Committee. As Messrs. Greene and Matthews are not standing for re-election as directors at the 2003 annual shareholders’ meeting their term on the committees which they are currently members will end on the date of that meeting.

As at February 28, 2003, the directors and officers of Husky, as a group, owned beneficially, directly or indirectly, or exercised control or direction over 1,609,865 common shares of Husky representing less than 1% of the issued and outstanding common shares.

Conflicts of Interest

Certain officers and directors of Husky are also officers and/or directors of other companies engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Husky holds or may in future hold an interest. As a result, situations arise where the interests of such directors and officers conflict with their interests as directors and officers of other companies. In the case of the directors the resolution of such conflicts is governed by applicable corporate laws which require that directors act honestly, in good faith and with a view to the best interests of Husky and, in respect of the Business Corporations Act (Alberta), Husky’s governing statute, that directors declare, and refrain from voting on, any matter in which a director may have a conflict of interest.

Corporate Cease Trade Order or Bankruptcies

None of those persons who are directors, officers or promoters of the Corporation is, or has been within the past ten years, a director, officer or promoter of any other corporation that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

None of the persons who are directors, officers or promoters of the Corporation have, within the ten years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded corporation, or theft or fraud.

DIVIDEND POLICY

The board of directors of Husky have established a dividend policy that pays quarterly dividends. Since August 2000, the Corporation has paid a quarterly dividend of $0.09 ($0.36 annually) per common share. However, there can be no assurance that further dividends will be declared. The declaration and payment of dividends will be at the discretion of the board of directors of Husky which will consider earnings, capital requirements, financial condition of Husky and other relevant factors.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and options to purchase common shares, and interests of insiders in material transactions is contained in Husky’s Management Information Circular dated March 26, 2003 (the “Information Circular”), prepared in connection with the Annual Meeting of shareholders to be held on April 30, 2003.

Additional financial information is provided in Husky’s Consolidated Financial Statements and Management’s Discussion and Analysis for the most recently completed fiscal year ended December 31, 2002, contained in Husky’s 2002 Annual Report.

Copies of the Information Circular, the financial statements, including any interim financial statements, additional copies of this Annual Information Form, including one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form, and if Husky is in the course of a distribution pursuant to a short-form prospectus or a preliminary short-form prospectus, any other documents incorporated therein by reference may be obtained upon request from the Vice President, Legal & Corporate Secretary of Husky, 40th Floor, 707 8th Avenue S.W., Calgary, Alberta T2P 1H5, Telephone: (403) 298-7333; Facsimile: (403) 298-7323.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projection” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Information Form. Among the key factors that have a direct bearing on the Company’s results of operation are the nature of the Company’s involvement in the business of exploration, development and production of oil and natural gas reserves and the fluctuation of the exchange rate between the Canadian dollar and the United States dollar. These and other factors are discussed herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, incorporated by reference from the Company’s 2002 Annual Report and elsewhere in this Annual Information Form.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.